UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

 (Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports April 2011 passenger traffic

Monterrey, Mexico, May 9, 2011—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 0.9% in April 2011, as compared to April 2010. Domestic traffic increased 1.6%, and international traffic decreased 2.8%.

Of total April traffic, 96.5% was commercial aviation and 3.5% was general aviation.

Total Passengers*
	Apr-10	Apr-11	Change %	Jan-Apr 2010	Jan-Apr 2011	Change %
Domestic	795,129	808,004	1.6	2,987,014	2,968,412	(0.6)
International	156,761	152,442	(2.8)	760,695	683,600	(10.1)
OMA Total	951,890	960,446	0.9	3,747,709	3,652,012	(2.6)
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in nine airports in April, with the most noteworthy increases in Tampico, Monterrey, Zihuatanejo, and Torreón. In Tampico, traffic increased principally on the routes to Mexico City and Monterrey.  In Monterrey, traffic increased on the Mexico City and Cancún routes. In Zihuatanejo, traffic increased on the Mexico City and Toluca routes. In Torreón, traffic increased on the Mexico City route. During April, VivaAerobus opened a new route between Acapulco and Mexico City. Aeromar opened routes between Acapulco and Puebla and between Durango and Zihuatanejo and Mexico City. Aeroméxico opened a route between Culiacán and Mexicali. Volaris opened a route between Monterrey and Los Angeles. Traffic decreased most at the airports in Chihuahua, Ciudad Juárez, and Acapulco. The reduction in Chihuahua was principally on the Toluca and Guadalajara routes. In Ciudad Juárez, the reduction was on the Monterrey route. In Acapulco, the reduction was primarily on the Mexico City route. The suspension of the airlines of Grupo Mexicana continued to affect Acapulco traffic.

International traffic increased most significantly in Monterrey, while the greatest decreases were recorded in Mazatlán, Zacatecas, and Acapulco.  Mazatlán traffic was most affected on the Phoenix route, while Acapulco was most affected on the Houston route. Zacatecas continues to be affected by the suspension of operations of Grupo Mexicana.

The total number of flight operations (takeoffs and landings) in the January-April 2011 period decreased 1.3% as compared to the prior year period. Domestic flights decreased 2.6% and international flights increased 7.8%.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB).

For more information, please visit us at:
●	Website:	http://www.oma.aero
●	Twitter:	http://twitter.com/OMAeropuertos
●	Facebook	http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: May 9, 2011